CLIFTON STAR RESOURCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2012

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

NOTICE TO READER

The attached unaudited condensed interim consolidated financial report has been prepared by and is the responsibility of the Company’s management and has been approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of this condensed interim financial report.

Clifton Star Resources Inc.

Condensed Interim Consolidated Statements of Financial Position

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

	As at March 31, 2012	As at June 30, 2011
ASSETS

Current assets:
Cash	$ 12,886,776	$ 12,604,119
Short-term investments	850,000	4,350,000
Receivables	448,792	176,428
Prepaids	35,761	66,484
	14,221,329	17,197,031
Non-current assets:
Capital assets (Note 5)	75,854	55,913
Exploration and evaluation assets (Note 6)	34,029,657	31,620,626
	34,105,511	31,676,539
Total Assets	$ 48,326,840	$ 48,873,570

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$ 1,142,363	$ 393,913

Deferred tax liability	1,946,000	1,946,000
Total Liabilities	3,088,363	2,339,913

Equity:
Share capital (Note 7a)	57,100,892	57,100,892
Share-based payments reserve	11,422,365	13,189,810
Deficit	(23,284,780)	(23,757,045)
Total Equity	45,238,477	46,533,657
Total Liabilities and Equity	$ 48,326,840	$ 48,873,570

Nature of Operations and Going Concern (Note 1)

Contingency (Note 10)

Subsequent Event (Note 11)

Approved and authorized by the Board on May 29, 2012:

“Michel Bouchard”	Director	“Ross Glanville”	Director

- See Accompanying Notes to the Condensed Interim Consolidated Financial Statements -

Clifton Star Resources Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

	For the three months ended March 31, 2012	For the three months ended March 31, 2011	For the nine months ended March 31, 2012	For the nine months ended March 31, 2011
Expenses
Amortization	$3,588	$1,483	$6,227	$4,473
Director’s fees (Note 8(a)(ii))	110,000	34,666	213,500	70,666
Consulting (Note 8(a),(iii) and (vi))	82,520	52,480	127,256	69,073
Filing and transfer agent fees	(854)	16,518	2,557	41,619
Insurance	6,676	6,622	23,451	19,820
Investor relations	50,820	40,526	65,220	75,089
Management fees (Note 8(a)(iv))	36,637	62,500	161,717	200,000
Office and miscellaneous	38,575	24,048	80,368	57,148
Professional fees (Note 8(a)(v))	136,807	105,188	463,034	508,296
Shareholder costs	9,838	1,176	21,405	29,289
Share-based payments (Note 7e)	208,264	654,653	571,473	3,322,636
Travel and telephone	24,634	43,689	129,042	127,831
Wages & benefits (Note 8(vi))	157,620	-	169,870	-
Loss from operations	(865,125)	(1,043,549)	(2,035,120)	(4,525,940)

Other income
Interest income	45,115	38,566	157,588	81,372
Loss before tax	(820,010)	(1,004,983)	(1,877,532)	(4,444,568)
Deferred tax recovery	-	207,095	-	207,095
Net Loss and Comprehensive Loss for the Period	$(820,010)	$(797,888)	$(1,877,532)	$(4,237,473)

Weighted Average Number of Common Shares Outstanding	35,654,390	34,757,123	35,654,390	32,794,021

Basic and Diluted Loss per Common Share	$(0.02)	$(0.02)	$(0.05)	$(0.13)

- See Accompanying Notes to the Condensed Interim Consolidated Financial Statements –

Clifton Star Resources Inc.

Condensed Interim Consolidated Statements of Cash Flows

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

	For the three months ended March 31, 2012	For the three months ended March 31, 2011	For the nine months ended March 31, 2012	For the nine months ended March 31, 2011
Cash Flows from Operating Activities
Net loss for the period	$(820,010)	$(797,888)	$(1,877,532)	$(4,237,473)
Items not affected by cash:
Amortization	3,588	1,483	6,227	4,473
Share-based payments	208,264	654,653	571,473	3,322,636
Future income tax	-	(207,095)	-	(207,095)
Write-down of interest receivable	-	-	-	18
	(608,158)	(348,847)	(1,299,832)	(1,117,441)
Changes in non-cash working capital: Short-term investments	3,500,000	-	3,500,000	-
Receivables	(92,274)	(104,707)	(272,364)	(198,068)
Prepaids	(23,867)	54,547	21,763	44,589
Accounts payable and accrued liabilities	167,676	(127,848)	338,977	165,010
Net cash used in operating activities	2,943,377	(526,855)	2,288,544	(1,105,910)

Cash Flows from Financing Activities
Shares issued for cash, net of issue costs	-	127,500	-	15,094,471
Net cash from financing activities	-	127,500	-	15,094,471

Cash Flows from Investing Activities
Additions to capital assets	(26,167)	-	(26,167)	-
Additions to exploration and evaluation assets (net of recovered costs)	70,537	(362,889)	(1,979,720)	(4,903,536)
Net cash used in investing activities	44,370	(362,889)	(2,005,887)	(4,903,536)

Net Increase (Decrease) in Cash	2,987,747	(762,244)	282,657	9,085,025
Cash - Beginning of the Period	9,899,029	16,036,665	12,604,119	6,189,396
Cash - End of the Period	$12,886,776	$15,274,421	$12,886,776	$15,274,421

Supplemental Schedule of Non-Cash Investing Activities
Exploration and evaluation assets included in accounts payable and accrued liabilities	$498,691	$364,815	$498,691	$364,815
Fair value of share-based payments included in exploration and evaluation assets	$-	$64,770	$10,879	$99,354

- See Accompanying Notes to the Condensed Interim Consolidated Financial Statements -

Clifton Star Resources Inc.

Condensed Interim Consolidated Statements of Changes in Equity

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

	Number of Shares	Capital Amount	Share-Based Payments Reserve	Accumulated Deficit	Total
Balance – July 1, 2010	28,754,198	$38,510,920	$10,787,700	$(18,991,208)	$30,307,412
Flow-through private placement	182,000	919,100	-	-	919,100
Exercise of stock options	368,500	1,593,587	(647,489)	-	946,098
Exercise of agent’s options	506,414	1,754,070	(692,538)	-	1,061,532
Exercise of warrants	4,965,233	12,085,841	-	-	12,085,841
Fair value of stock options capitalized	-	-	99,354	-	34,584
Share-based payments	-	-	3,322,636	-	3,322,636
Net loss for the period	-	-	-	(4,237,473)	(4,237,473)
Balance – March 31, 2011	34,776,345	54,863,518	12,869,663	(23,228,681)	44,439,730
Exercise of agent’s options	73,170	289,577	(139,578)	-	149,999
Exercise of warrants	804,875	1,947,797	-	-	1,947,797
Fair value of stock options capitalized	-	-	34,584	-	99,354
Share-based payments	-	-	425,141	-	425,141
Net loss for the period	-	-	-	(528,364)	(528,364)
Balance – June 30, 2011	35,654,390	57,100,892	13,189,810	(23,757,045)	46,533,657
Fair value of stock options capitalized	-	-	10,879	-	10,879
Share-based payments	-	-	571,473	-	571,473
Share-based payments cancelled or forfeited	-	-	(2,349,797)	2,349,797	-
Net loss for the period	-	-	-	(1,877,532)	(1,877,532)
Balance – March 31, 2012	35,654,390	$57,100,892	$11,422,365	$(23,284,780)	$45,238,477

- See Accompanying Notes to the Condensed Interim Consolidated Financial Statements -

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

1.

Nature of Operations and Going Concern

Clifton Star Resources Inc. (the “Company” or “Clifton”) is primarily engaged in the acquisition and exploration of mineral properties in Canada. The Company’s mineral properties are located in the province of Quebec, Canada; and the Company is currently advancing a large gold project (the “Duparquet Project”). The Duparquet Project includes the Beattie Mine Property, Donchester Mine Property, Central Duparquet Mine Property, Dumico Mine Property and the Beattie Tailings Deposit.

Clifton is a publicly listed company incorporated under the laws of the Province of British Columbia, and was continued under the Canada Business Corporations Act on December 29, 2010. The Company is listed on the TSX Venture Exchange (TSX-V) under the symbol “CFO.”

The Company’s executive office, principal address and records office is located at Suite 217 - 1040 Belvedere Ave, Quebec, Quebec, Canada, G1S 3G3. The Company’s registered office is located at Suite 1600, Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2.

These financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses since inception and had an accumulated deficit of $23,284,780 at March 31, 2012. Clifton’s ability to continue as a going concern depends on its ability to develop profitable operations and to continue to raise adequate financing. Clifton’s management continues to seek sources of additional financing through alliances with financial, exploration and mining entities, or enter into other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.

Basis of Presentation and Adoption of International Financial Reporting Standards (“IFRS”)

The Company prepared its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate IFRS, and required publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these condensed interim consolidated financial statements. In these condensed interim consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

2.

Basis of Presentation and Adoption of International Financial Reporting Standards (“IFRS”) - Continued

Subject to certain transition elections disclosed in Note 4, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at July 1, 2010, and throughout all periods presented, as if these policies had always been in effect. Note 4 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s financial statements for the year ended June 30, 2011.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of May 29, 2012, the date the Board of Directors approved the financial statements.  Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending June 30, 2012 could result in restatement of these condensed interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual consolidated financial statements for the year ended June 30, 2011, and the Company’s condensed interim consolidated financial statements for the three months ended September 30, 2011, prepared in accordance with IFRS applicable to interim financial statements.

3.

Recent IFRS Pronouncements

a.

Financial Instruments

In November 2009, the International Accounting Standards Board (“IASB”) issued IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. Requirements for financial liabilities were added in October 2010. IFRS 9 must be applied for accounting periods commencing on or after January 1, 2013, with early adoption permitted. The Company does not expect the adoption of IFRS 9 will have a material impact on its financial statements.

b.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 defines fair value as the price that would be received upon selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value.  IFRS 13 must be applied for accounting periods commencing on or after January 1, 2013, with early adoption permitted. The Company does not expect the adoption of IFRS 9 will have a material impact on its financial statements.

c.

Other Pronouncements

Recent IFRS pronouncements which will be effective for years beginning on or after January 1, 2013, include: IFRS 10 – Consolidated Financial Statements; IFRS 11 – Joint Arrangements; and IFRS 12 – Disclosure of Interests in Other Entities.  The Company does not expect that the introduction of IFRS 10, 11 and 12 will have a material impact on its financial statements.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

4.

First-time Adoption of IFRS

The effect of the Company’s transition to IFRS, described in Note 2, is summarized as follows:

a.

Mandatory Exemptions and Transition Elections

IFRS 1, which governs the first-time adoption of IFRS, requires accounting policies to be applied retrospectively to determine the opening statement of financial position on the Company’s transition date of July 1, 2010 (the “Transition Date”), with the application of certain mandatory exemptions and also allows certain exemptions on transition to IFRS. The mandatory exemption applicable to and the transition election the Company has chosen, respectively, are as follows:

(i)

Under IFRS 1, there are four mandatory exemptions from full retrospective application of IFRS. Of these, the only applicable election relates to estimates. An entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as at July 1, 2010 are consistent with its previous estimates under Canadian GAAP for the same date.

(ii)

Share-based payments – IFRS 1 provides the option to not apply IFRS 2, Share-based Payments, to equity instruments granted after November 7, 2002 and vested before the Transition Date. The Company has elected to take the exemption and, as a result, was only required to recalculate the impact on any share-based payments that had not vested at the Transition Date. Share-Based payments vested that expired are transferred from the Share-based payments reserve to the deficit during the period of the expiration date.

b.

Reconciliation of Previously Reported Financial Statements

Reconciliations of the IFRS adjustments on transition are included in the following financial statements noted below.

-

Consolidated Interim Statement of Financial Position – March 31, 2011

-

Consolidated Interim Statement of Loss and Comprehensive Loss – Three Months Ended March 31, 2011

-

Consolidated Interim Statement of Loss and Comprehensive Loss – Nine Months Ended March 31, 2011

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

4.

First-time Adoption of IFRS - Continued

b.

Reconciliation of Previously Reported Financial Statements – Continued

The transition adjustments made to the Statements of Financial Position and Statements of Loss and Comprehensive Loss have resulted in reclassification of various amounts on the Statement of Cash Flows; however, as there have been no changes to the net cash flows, no reconciliations have been prepared for the Statements of Cash Flows.

The March 31, 2011 Canadian GAAP Statement of Financial Position has been reconciled to IFRS as follows:

		March 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS
ASSETS

Current assets:
Cash		$ 15,274,421	$ -	$ 15,274,421
Receivables		212,745	-	212,745
Prepaids		11,456	-	11,456
		15,498,622	-	15,498,622
Non-current assets:
Capital assets		57,397	-	57,397
Exploration and evaluation assets	4(b)(ii)	31,585,221	30,186	31,615,407
		31,642,618	30,186	31,672,804
Total Assets		$ 47,141,240	$ 30,186	$ 47,171,426

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable and accrued liabilities		$ 603,121	$ -	$ 603,121

Deferred tax liability		2,063,805	-	2,063,805
Total Liabilities		2,666,926	-	2,666,926

Equity:
Share capital	4(b)(i)	50,414,334	4,449,184	54,863,518
Share-based payments reserve	4(b)(ii)	12,502,228	367,435	12,869,663
Deficit	4(b)(i) - (ii)	(18,442,248)	(4,786,433)	(23,228,681)
Total Equity		44,474,314	30,186	44,504,500
Total Liabilities and Equity		$ 47,141,240	$ 3,186	$ 47,171,426

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

4.

First-time Adoption of IFRS - Continued

b.

Reconciliation of Previously Reported Financial Statements – Continued

The Canadian GAAP Interim Consolidated Statement of Loss and Comprehensive Loss for the three month period ended March 31, 2011 has been reconciled to IFRS as follows:

		March 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS

Expenses
Amortization		$ 1,483	$ -	$ 1,483
Consulting and directors’ fees		87,146	-	87,146
Filing and transfer agent fees		16,518	-	16,518
Insurance		6,622	-	6,622
Investor relations		40,526	-	40,526
Management fees		62,500	-	62,500
Office and miscellaneous		24,048	-	24,048
Professional fees		105,188	-	105,188
Shareholder costs		1,176	-	1,176
Share-based payments	4(b)(ii)	929,166	(274,513)	654,653
Travel and telephone		43,689	-	43,689
Loss from operations		(1,318,062)	274,513	(1,043,549)

Other income
Interest income		38,566	-	38,566
Loss before tax		(1,279,496)	274,513	(1,004,983)

Deferred tax recovery (expense)	4(b)(i)	375,445	(168,350)	207,095

Net loss and comprehensive loss for the period		$ (904,051)	$ 106,163	$ (797,888)

Weighted average number of common shares outstanding		34,757,123		34,757,123

Basic and diluted loss per share		$ (0.03)		$ (0.02)

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

4.

First-time Adoption of IFRS - Continued

b.

Reconciliation of Previously Reported Financial Statements – Continued

The Canadian GAAP Interim Consolidated Statement of Loss and Comprehensive Loss for the nine month period ended March 31, 2011 has been reconciled to IFRS as follows:

		March 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS

Expenses
Amortization		$ 4,473	$ -	$ 4,473
Consulting and directors’ fees		139,739	-	139,739
Filing and transfer agent fees		41,619	-	41,619
Insurance		19,820	-	19,820
Investor relations		75,089	-	75,089
Management fees		200,000	-	200,000
Office and miscellaneous		57,148	-	57,148
Professional fees		508,296	-	508,296
Shareholder costs		29,289	-	29,289
Share-based payments	4(b)(ii)	2,912,164	410,472	3,322,636
Travel and telephone		127,831	-	127,831
Loss from operations		(4,115,468)	(410,472)	(4,525,940)

Other income
Interest income		81,372	-	81,372
Loss before tax		(4,034,096)	(410,472)	(4,444,568)

Deferred tax recovery (expense)	4(b)(i)	375,445	(168,350)	207,095

Net loss and comprehensive loss for the period		$ (3,658,651)	$ (578,822)	$ (4,237,473)

Weighted average number of common shares outstanding		32,794,021		32,794,021

Basic and diluted loss per share		$ (0.11)		$ (0.13)

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

4.

First-time Adoption of IFRS - Continued

b.

Reconciliation of Previously Reported Financial Statements – Continued

Notes to the reconciliations of previously reported financial statements:

(i)

Accounting for Flow-Through Shares

Under Canadian GAAP, the Company recorded the gross proceeds relating to the flow-through shares to share capital at the time of issuance. The Company then recorded a charge (reduction) to share capital at the time the tax benefits of the flow-through shares were renounced to the investors.  The charge was calculated by multiplying the amount of the renounced tax benefits (which are equal to the proceeds of the flow-through share issue) by the effective tax rate at the time.  The offset would go to the deferred tax liability to reflect the fact that the Company could no longer use the tax attributes for its benefit.

Under IFRS, the proceeds from issuing flow-through shares are allocated between the offering of the shares and the sale of the tax benefits. The allocation is based on the difference (“premium”) between the amount the investor pays for the flow-through shares and the share price as of the date the transaction is approved.  A liability is recognized for the premium, and extinguished when the tax effect of the temporary differences, resulting from incurring the relevant expenditure, is recorded.

Impact on Statements of Financial Position:

	As at June 30, 2011	As at March 31, 2011
Share capital	$ 4,449,184	$ 4,449,184
Deficit	$ (4,449,184)	$ (4,449,184)

Impact on Statements of Loss and Comprehensive Loss:

	Year ended June 30, 2011	Three months ended March 31, 2011	Nine months ended March 31, 2011
Deferred tax expense	$ 168,350	$ 168,350	$ 168,350

(ii)

IFRS 2 – Shared-Based Payments and Share-Based Payments Reserve

Under Canadian GAAP, the Company calculated the fair value of share-based awards with graded vesting as one grant and used the straight-line method of calculating share-based payments over the vesting period.

Under IFRS, each tranche of a share-based award with different vesting dates was considered a separate grant for the fair value calculation. The resulting fair value of the share-based payment is recognized over the vesting period of the respective tranche using the graded vesting method.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

4.

First-time Adoption of IFRS - Continued

b.

Reconciliation of Previously Reported Financial Statements – Continued

(ii)

IFRS 2 – Share-Based Payments and Share-Based Payments Reserve – Continued

Impact on Statements of Financial Position:

	As at June 30, 2011	As at March 31, 2011
Exploration and evaluation assets	$ 30,186	$ 30,186
Share-based payments reserve	$ (306,346)	$ 367,435
Deficit	$ 336,532	$ (337,249)

Impact on Statements of Loss and Comprehensive Loss:

	Year ended June 30, 2011	Three months ended March 31, 2011	Nine months ended March 31, 2011
Share-based payments	$ (263,309)	$ 274,513	$ (410,472)

 (iii)

Financial Report Presentation Changes

•

Under Canadian GAAP, the Company’s capitalized property acquisition and exploration costs were presented as “Mineral Properties and Deferred Exploration Costs” whereas under IFRS, these costs are presented as “Exploration and Evaluation Assets.”

•

The Company now presents the fair value attributable to stock options granted and vested under the account “Share-based Payments Reserve” whereas previously under Canadian GAAP, these were presented under the account “Contributed Surplus.”

5.

Capital Assets

	March 31, 2012			June 30, 2011
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	$6,069	$-	$6,069	$6,069	$-	$6,069
Computer equipment	20,242	(3,949)	16,293	2,627	(1,776)	851
Building	66,204	(13,014)	53,190	57,651	(9,048)	48,603
Office equipment	9,557	(9,255)	302	9,557	(9,167)	390
	$102,072	$(26,218)	$75,854	$75,904	$(19,991)	$55,913

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

6.

Exploration and Evaluation Assets

For the period ended March 31, 2012	Cat Lake Property (Note 6d)	Central Duparquet Property (Note 6b)	Duquesne Property (Note 6c)	Beattie Property (Note 6a)	Donchester Property (Note 6a)	Dumico Property (Note 6a)	Hunter Property (Note 6e)	Total

Acquisition costs, beginning of period	$ -	$ 612,400	$ 2,103,500	$ 4,000,000	$ 4,000,000	$ 2,000,000	$ -	$ 12,715,900
Additions during the period	-	-	-	-	-	-	-	-

Acquisition costs, end of period	-	612,400	2,103,500	4,000,000	4,000,000	2,000,000	-	12,715,900

Deferred exploration costs, beginning of period	63,614	42,131	5,681,626	7,196,926	4,751,125	703,992	465,312	18,904,726

Additions during the period:
Assays	-	12,400	8,389	185,506	58,626	16,781	7,361	289,063
Drilling	-	-	24,566	1,101,435	611,232	105,339	632	1,843,204
Field expenditures	-	33,029	10,934	729,208	148,375	-	-	921,546
Geological Consulting	-	66,984	46,086	501,821	327,531	2,576	-	944,998

Total additions during the period	-	112,413	89,975	2,517,970	1,145,764	124,696	7,993	3,998,811

Costs recovered during the period	-	(6,369)	(214,054)	(738,836)	(361,561)	(178,485)	(90,475)	(1,589,780)

Deferred exploration costs, end of period	63,614	148,175	5,557,547	8,976,060	5,535,328	650,203	382,830	21,313,757

Total Exploration and evaluation assets	$ 63,614	$ 760,575	$ 7,661,047	$ 12,976,060	$ 9,535,328	$ 2,650,203	$ 382,830	$ 34,029,657

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

6.

Exploration and Evaluation Assets - Continued

For the year ended June 30, 2011	Cat Lake Property (Note 6d)	Central Duparquet Property (Note 6b)	Duquesne Property (Note 6c)	Beattie Property (Note 6a)	Donchester Property (Note 6a)	Dumico Property (Note 6a)	Hunter Property (Note 6e)	Total

Acquisition costs – as at July 1, 2010	$ -	$ 612,400	$ 2,103,500	$ 2,200,000	$ 2,200,000	$ 1,100,000	$ -	$ 8,215,900
Additions during the year	-	-	-	1,800,000	1,800,000	900,000	-	4,500,000

Acquisition costs, end of year	-	612,400	2,103,500	4,000,000	4,000,000	2,000,000	-	12,715,900

Deferred exploration costs – as at July 1, 2010	63,614	4,594	5,693,925	6,966,252	4,748,662	680,008	-	18,157,055

Additions during the year:
Assays	-	-	502	12,480	-	-	47,062	60,044
Drilling	-	-	-	50,800	-	-	284,966	335,766
Field expenditures	-	1,244	597	108,712	3,330	-	75,159	189,042
Geological Consulting	-	37,550	54,924	142,852	62,217	26,787	58,125	382,455

Total additions during the year	-	38,794	56,023	314,844	65,547	26,787	465,312	967,307

Costs recovered during the year	-	(1,257)	(68,322)	(84,170)	(63,084)	(2,803)	-	(219,636)

Deferred exploration costs, end of year	63,614	42,131	5,681,626	7,196,926	4,751,125	703,992	465,312	18,904,726

Total Exploration and evaluation assets	$ 63,614	$ 654,531	$ 7,785,126	$ 11,196,926	$ 8,751,125	$ 2,703,992	$ 465,312	$ 31,620,626

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

6.

Exploration and Evaluation Assets - Continued

a)

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008, and April 8, 2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”), respectively, with similar terms.

On October 26, 2009, the Company signed a Letter of Intent with the optionors. The Company renegotiated with the optionors to terminate the aforementioned mineral property option agreements and enter into new agreements. Before the new agreements were entered into, the Company paid $600,000 to Beattie, $300,000 to 2699681 and $600,000 to 2588111 under the old option agreements. Beattie owns a mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec. The terms of the new agreements are as follows:

i)

cash payments of $3,400,000 ($1,600,000 paid in fiscal 2010 and $1,800,000 paid in fiscal 2011) to Beattie, $1,700,000 ($800,000 paid in fiscal 2010 and $900,000 paid in fiscal 2011) to 2699681, and $3,400,000 ($1,600,000 paid in fiscal 2010 and $1,800,000 paid in fiscal 2011) to 2588111, which earned the Company 10% of the issued and outstanding shares of the optionors;

ii)

cash payments of $8,800,000 to Beattie, $4,400,000 to 2699681, and $8,800,000 to 2588111 due on December 1, 2012; and

iii)

cash payments of $12,000,000 to Beattie, $6,000,000 to 2699681, and $12,000,000 to 2588111 before or on December 1, 2017, will earn the Company the remaining 90% of the issued and outstanding shares of the optionors.

In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, the Company would be obligated to purchase all of the outstanding shares of the optionors as follows:

i)

cash payment of $20,800,000 to Beattie if this event occurred after June 1, 2010, but prior to December 1, 2012, or $12,000,000 if this event occurs after December 1, 2012, but prior to December 1, 2017.

ii)

cash payment of $10,400,000 to 2699681 if this event occurred after June 1, 2010, but prior to December 1, 2012, or $6,000,000 if this event occurs after December 1, 2012, but prior to December 1, 2017.

iii)

cash payment of $20,800,000 to 2588111 if this event occurred after June 1, 2010, but prior to December 1, 2012, or $12,000,000 if this event occurs after December 1, 2012, but prior to December 1, 2017.

The optionors have retained a 2% Net Smelter Royalty (“NSR”) for the duration of the option period, but this NSR would be eliminated upon Clifton acquiring 100% of these properties.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

6.

Exploration and Evaluation Assets - Continued

b)

Beattie, Donchester and Dumico properties - Continued

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet Project (the “Project”). The Project is comprised of the Central Duparquet, Duquesne, Beattie, Donchester and Dumico properties. Under the terms of the mineral property option and joint venture agreement, Osisko would earn a 50% interest in the joint venture by contributing, as operator, a total of $70,000,000 ($15,000,000 incurred) to the joint venture over a four year period.

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the Project.

However, Clifton still has the right to access a loan of $22,500,000 from Osisko for the payment to the property vendors that is due on or before December 1, 2012. If Clifton were to access the funds, the Company would have the right to retire the loan (plus interest at a rate of 5%) based on the issuance of shares of Clifton to Osisko at a price of $3.12 per share for the principal and at market price for the interest.

c)

Central Duparquet

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property. The property is comprised of 18 mineral claims located in the Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property.  A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash. On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR from the optionor. As consideration for the acquisition of the NSR, the Company paid $155,000 and issued 10,000 common shares valued at $57,400 to the optionor.

d)

Duquesne property

On June 20, 2010, the Company fulfilled all obligations under the option agreement and acquired a 100% interest in Duquesne. Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 cash and incurred over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”). Duquesne was a private Canadian mineral exploration company which owns fifty five mineral claims and one mining concession (together, known as the Duquesne Gold Project), located in Destor Township, Quebec. The optionor retains a 3% NSR which the Company has the option to purchase from the optionor in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

In reviewing the Duquesne option agreements, the Company believes that it may be required to repurchase the NSR in 0.5% increments over a six year period. Each of these re-purchases would be at a cost of $1,000,000. The Company is in discussions with the optionor regarding this issue.

During the year ended June 30, 2009, the Company acquired additional claims known as the Duquesne Extension for $35,000. The Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company paid $250,000 to acquire claims known as the Lepine and Destor properties. These claims are contiguous to the northwest and east, respectively, of the Duquesne property. The optionor has retained a 2% NSR.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

6.

Exploration and Evaluation Assets - Continued

d)

Cat Lake property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with 2588111. The Cat Lake property is comprised of nine mining leases in the Lac Dubonnet Mining District, which is northeast of Winnipeg, Manitoba. Under terms of the option agreement, the Company must keep the property in good standing (currently in good standing until July 28, 2015) and incur minimum exploration expenditures of $33,000 (incurred) by July 28, 2010.

e)

Hunter  property

The Company signed a mineral property option agreement on November 30, 2009 with 173714 Canada Inc. to acquire the property as part of the Donchester Option Agreement.

7.

Equity

a.

Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at May 29th, 2012, the issued and outstanding shares amounted to 35,654,390

b.

Warrants

Details of issued and outstanding warrants are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance - July 1, 2010	5,194,857	$2.43
Issued	579,584	$2.43
Exercised	(5,770,108)	$2.43
Cancelled / Expired without exercise	(4,333)	$3.30
Balance - June 30, 2011 and March 31, 2012	Nil	$ Nil

c.

Stock Options

The Company has a stock option plan (the “Stock Option Plan”), the purpose of which is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed five years. The number of options granted shall not exceed 20% of the issued and outstanding shares of the Company, with vesting requirements determined by the directors.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

7.

Equity - Continued

Details of issued and outstanding stock options are as follows:

	Number of Options	Weighted Average Exercise Price
Balance – July 1, 2010	2,868,500	$4.44
Granted	2,135,000	$3.94
Exercised	(368,500)	$2.57
Expired/Cancelled	(350,000)	$2.95
Balance – June 30, 2011	4,285,000	$4.47
Granted	435,000	$2.03
Cancelled/Forfeited	(1,000,000)	$3.79
Balance – March 31, 2012	3,720,000	$4.37

For the nine months ended March 31, 2012 – Grants

On March 9, 2012, the Company granted 435,000 incentive stock options to a director and officer.  The options are exercisable at $2.03 per share and expire on March 9, 2017. The options are subject to vesting criteria such that 25% shall vest on the grant date and 25% shall vest every three months thereafter (108,750 vested – fair value $147,483). The corresponding stock-based compensation amounted to $589,932, which was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Assumptions

Risk-free interest rate	1.32%
Expected stock price volatility	85%
Expected dividend yield	0.00%
Expected life of options	5 years

At March 31, 2012, the following options were outstanding:

Expiry Date	Weighted Average Exercise Price	Number of Options Outstanding	Number of Options Vested

September 13, 2012	$4.15	1,450,000	1,450,000
January 22, 2013	$5.35	1,150,000	1,150,000
January 27, 2013	$5.80	400,000	400,000
May 6, 2013	$4.15	35,000	35,000
December 22, 2013	$5.00	50,000	50,000
June 20, 2016	$2.50	200,000	200,000
March 9, 2017	$2.03	435,000	108,750
		3,720,000	3,393,750

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

7.

Equity - Continued

d.

Agent’s Options

Details of issued and outstanding compensation options are as follows:

	Number of Compensation Options	Weighted Average Exercise Price
Balance – July 1, 2010	579,584	$2.09
Exercised	(579,584)	$2.09
Balance – June 30, 2011 and March 31, 2012	Nil	$ Nil

e.

Share-based Payments

During the period ended March 31, 2012, the Company recorded share-based payments of $571,473 (March 31, 2011 - $3,322,636) relating to stock options granted and vested in the prior and the current year.

During the period ended March 31, 2012, 1,000,000 stock options were cancelled or forfeited. Accordingly, the associated amount of $2,349,797 recorded in share-based payments reserve was transferred to accumulated deficit. There was no liquidity impact associated with this  transfer.

During the period ended March 31, 2012, the Company capitalized share-based payments of $10,879 (June 30, 2011 - $133,938) as exploration and evaluation assets.

f.

Flow-Through Shares

During the period ended March 31, 2012, the Company did not issue flow-through common shares, and has fully incurred the unspent balance as at June 30, 2011, which relates to the flow-through issuance during the year ended June 30, 2011.

g.

Shareholder Rights Plan

On December 13, 2010, the Company’s shareholders approved the adoption of a Shareholder Rights Plan (the “Plan”) to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over offer for the Company.

Pursuant to the terms of the Plan, any bids that meet certain criteria intended to protect the interests of all shareholders are deemed to be permitted bids. A permitted bid must be made by way of a takeover bid circular prepared in compliance with applicable securities law and, in addition to certain conditions, must remain open for 60 days. In the event a takeover bid does not meet the permitted bid requirements of the Plan, the Rights issued under the Plan will entitle shareholders, other than any shareholder or shareholders involved in the takeover bid, to purchase additional common shares of the Company at a significant discount to the market price of the common shares at that time.

To implement the Plan, the Board of Directors of the Company authorized the distribution and issuance of one Right in respect of each common share outstanding to holders of record on November 10, 2010. One Right will also be issued for each common share issued by the Company after November 10, 2010. Until the occurrence of such specific events, the Rights will not be exercisable and will be attached to and trade with the common shares of the Company.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

8.

Related Party Transactions

Details of transactions between the Company and its related parties are disclosed below.

A.

Trading Transactions

As at March 31, 2012, the Company’s related parties consist of the following.

Nature of Transaction
F.T. Archibald Consulting Ltd. (up to September 25, 2011)	Management/Consultant
Lavery, de Billy LLP	Legal
President and Chief Executive Officer (“CEO”)	Directorship and Management
Vice President Finance & Chief Financial Officer (“CFO”`)	Management
Former Chief Financial Officer (“CFO”) (up to Jan. 22, 2012)	Management/Consultant
Vice President Exploration	Management
Corporate Secretary	Management/Consultant
Ross Glanville	Directorship
Philip Nolan	Directorship
Peter Gundy	Directorship
Fred Archibald (up to September 25, 2011)	Directorship
Nick Segounis (up to December 4, 2011)	Directorship

The Company incurred fees and expenses in the normal course of operations, and the amounts outstanding are unsecured, non-interest bearing and due on demand.

	Note(s)	For the nine months ended March 31, 2012	For the nine months ended March 31, 2011
Geological Consulting and Field Expenditures included in Exploration and Evaluation Assets	(i)	$ 96,818	$ 20,907
Directors fees	(ii)	213,500	36,000
Consulting fees	(iii)	88,848	58,556
Management fees	(iv)	155,080	200,000
Professional fees – legal	(v)	269,523	154,212
		$ 823,769	$ 469,675

(i)

Paid or accrued up to September 25, 2011, $96,818 (2011 - $20,907) to F.T. Archibald Consulting Ltd., a company controlled by the Company’s former Vice-President of Exploration and director.

(ii)

Paid or accrued for the nine months period ended March 31, 2012, $213,500 (2011 - $36,000) in director’s fees to various directors as follows:

Ross Glanville

$84,000

(2010 - $7,500)

Philip Nolan

$52,250

(2010 - $7,500)

Peter Gundy

$51,750

(2010 - $3,000)

Fred Archibald

$10,000

(2010 - $6,000)

Nick Segounis

$15,500

(2010 - $4,500)

Harry Miller

$     NIL

(2010 - $7,500)

Included in prepaid expense at March 31, 2012 is $19,790 (June 30, 2011 - $NIL) towards director fees for the upcoming quarter 2012, as per the voted director compensation.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

(iii)

Paid or accrued up to February 27, 2012, $88,848 (2011 - $58,556) in consulting fees to the Company’s former Chief Financial Officer (“CFO”).

(iv)

Paid or accrued $155,080 (2011 - $200,000) in management fees to Harry Miller, the Company’s current Corporate Secretary and former President, CEO and director.  Included in prepaid expense at March 31, 2012 is $Nil (June 30, 2011 - $62,550) towards future management fees to Mr. Miller.

(v)

Paid or accrued $269,523 (2011 - $154,212) to Lavery, de Billy L.L.P.; a partner of the firm is a director of the Company.

(vi)

Includes reclassification of consulting fees to wages & benefits in the amount of $12,250 in the second quarter.

Included in accounts payable and accrued liabilities as at March 31, 2012 is $388,279 (June 30, 2011 - $70,538) for legal fees accrued to Lavery, de Billy L.L.P. This amount includes an amount of $323,279 that was due on December 31, 2011. Also included in accounts payable and accrued liabilities as at March 31, 2012 is $Nil (June 30, 2011 - $9,090) for consulting fees accrued to the Company’s former CFO.

B.

Compensation of Key Management Personnel

The remuneration of the Company’s key management personnel for the nine month period ended March 31, 2012 and 2011 is as follows:

	Note	March 31, 2012	March 31, 2011
Salary of key management employees	(i)	$ 187,500	$ Nil
Directors fees	(ii)	213,500	36,000
Consulting fees	(ii)	340,746	279,463
Share-based payments	(iii)	554,936	2,930,379
		$ 1,296,682	$ 3,245,842

(i)

Includes the Chief Executive Officer, the Chief Financial Officer and the Vice President Exploration.

(ii)

Directors and consulting’s fees include the fees disclosed above and exclude legal fees.

(iii)

Share-based payments are the fair value of options granted and vested to key management.

(iv)

Key management personnel were not paid post-employment, termination or other long-term benefits during the nine months ended March 31, 2012 and 2011.

9.

Segmented Information

The Company conducts its business in a single operating segment, that being the mining business in Canada. All of the Company’s exploration and evaluation assets are located in Canada. Any investment revenues were earned principally from Canadian sources.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

10.

Contingency

On September 19, 2007, the Company received a statement of claim. The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project, which is not contiguous to the Company’s main property - the Duparquet Project;

ii)

In the alternative, damages for breach of contract in the sum of $5,520,000 being the amount that the plaintiffs would have realized had he been allowed to exercise this option to purchase 2,000,000 shares at $0.38 and 1,000,000 shares at $0.65 and he disposed of his shares at a price of $2.31 per share;

iii)

In the alternative, damages in the sum of $5,520,000 for the tort of conversion;

iv)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to one of the plaintiffs;

v)

In the alternative, damages for purported wrongful dismissal in the sum of $1,008,315, being the value of 436,500 shares of the Company at a price of $2.31 per share;

vi)

One of the plaintiffs is also seeking damages of $20,000 for purported wrongful dismissal by the Company;

vii)

Pre-judgment and post-judgment interest and the plaintiffs’ costs of this action.

Some of the discovery sessions have completed, and it remains premature to evaluate the likelihood of the outcome of the claim. The Company doesn’t believe the claims are valid, and currently is defending its position.

11.

Subsequent Events

Subsequent to March 31, 2012, the Company granted 1,075,000 incentive stock options to directors, officers and management. The options are exercisable at $1.40 per share, and expire on April 25, 2017. The options are subject to vesting criteria such that 25% shall vest on the grant date and 25% shall vest every six months thereafter. The corresponding stock-based compensation amounted to $1,002,527, which was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Assumptions

Risk-free interest rate	1.47%
Expected stock price volatility	84%
Expected dividend yield	0.00%
Expected life of options	5 years

In April 11, 2012, the Company has reported that recent metallurgical test results at SGS Lakefield Research have demonstrated that high gold recoveries from the Duparquet Project historical tailings are possible using a combination of conventional flotation, pressure oxidation and cyanidation. The tests are part of a larger metallurgical test program which previously led to average gold recoveries of 93% from core samples of the different gold zones of the Duparquet Project.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

In April 30 2012, the Company has also reported that excellent metallurgical test results on gold flotation concentrate treatment have been received from Goldfields of South Africa for BIOX process amenability and from Albion Process Pty. Limited and HRLtesting for the XSTRATA Albion process amenability.

The overall gold recovery achieved in BIOX Testing of concentrate from the Duparquet project ranged from 94.3 to 94.7%. The overall gold recovery achieved from the same concentrate with the Albion Process was 93.8%.  These numbers compare well to the overall average of 93% gold recovery achieved by SGS Lakefield tests (see news release, dated March 2nd 2012).  In each case, gold was recovered by cyanidation in leach, after the BIOX, Albion or Pressure Oxidation pre-treatment.

In May 24, 2012, the company has announced the first 3D block model and an integrated Mineral Resource estimate on the Duparquet project, which also includes the Beattie tailings. The NI 43-101 estimate, dated May 22, 2012, was prepared by InnovExplo Inc., mining consultants from Val-d’Or, Quebec. The report will be filed on SEDAR in the coming weeks.

The estimate is based on 223 surface channel samples and 668 surface holes, totalling 211,259 meters, and 134,766 samples. QA/QC analyses were carried on 18,453 samples (only duplicate samples, excluding blank and standards). Resources were estimated using square inverse distance interpolation method in a block model. A high grade capping of 25g/t Au and a minimum true thickness of 3 meters were used. Gold recovery of 92.8% was incorporated, based on recent metallurgical testing at SGS Lakefield. Combined mining and milling costs of $24/t were used in the Whittle open pit simulations. For the base case scenario, a $1380 CDN /oz gold price and a cut-off grade of 0.60 g/t Au were used for determining the In-Pit resources.

The same 0.60 g/t Au cut-off was used for the Beattie tailings, where most of the resource is in the Indicated category, and includes some Measured resources. This resource of the tailings is based on 258 holes and 450 samples.

For the underground Mineral Resource estimate, a 2.0g/t cut-off and a minimum true thickness of 3 metres were used.